FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 4, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  __X__              Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____             No  __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 4, 2016 –Transaction in Own Shares

Item 1

ARM Holdings plc (the “Company”)

Transaction in Own Shares

The Company announces that on 3 May 2016, it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 939.6858 pence per share. The highest price paid per share was 945.50 pence and the lowest price paid per share was 933.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,879,407 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,951,896.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name: Title:	Chris Kennedy Chief Financial Officer